UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             Laboratorio Chile S.A.
                             ----------------------
                                (Name of Issuer)


                    Common Stock, without nominal (par) value
                    -----------------------------------------
                         (Title of Class of Securities)


                                    P6121Q106
                                  -------------
                                 (CUSIP Number)

                         Paula Kraushaar Ortiz de Zarate
      Comercial e Inversiones Portfolio Limitada/Inversiones Portfolio S.A.
                  Avenida Isidora Goyenechea No 3365, piso 15,
                              Comuna de Las Condes
                                 Santiago, Chile
                            Telephone: (56 2) 3661700
           -----------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                   Copies to:
Stephen Besen, Esq.                               Jose Antonio Silva
Shearman & Sterling                               Carey y Cia. Ltda.
599 Lexington Avenue                              Miraflores 222, piso 24
New York, New York  10022                         Santiago, Chile
Telephone:  (212) 848-4000                        Telephone:  (56 2) 3657201


                                  July 2, 2001
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  P6121Q106


--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Comercial e Inversiones Portfolio Limitada
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a)  [  ]
           (b)  [  ]
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          Not Applicable.
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e).   [  ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Chile
--------------------------------------------------------------------------------
7.                               Sole Voting Power

                                 0
----------                       -----------------------------------------------
8.           Number of Shares    Shared Voting Power
           Beneficially Owned
                   By            0
----------        Each           -----------------------------------------------
9.          Reporting Person     Sole Dispositive Power
                  With
                                 0
----------                       -----------------------------------------------
10.                              Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)         [  ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          0.0%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

CUSIP No.  P6121Q106


--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Inversiones Portfolio S.A.
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

           (a)  [  ]
           (b)  [  ]
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          Not Applicable.
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e).   [  ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Chile
--------------------------------------------------------------------------------
7.                               Sole Voting Power

                                 0
----------                       -----------------------------------------------
8.           Number of Shares    Shared Voting Power
           Beneficially Owned
                   By            0
----------        Each           -----------------------------------------------
9.          Reporting Person     Sole Dispositive Power
                  With
                                 0
----------                       -----------------------------------------------
10.                              Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)         [  ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          0.0%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

Pursuant to Rule 13d-2(a) of Regulation 13D--G of the General Rules and Regulations under the Securities Exchange Act of 1936, as amended, the undersigned hereby jointly amend this Schedule 13D Statement dated May 23, 2001 (the "Schedule 13D"), relating to the shares of common stock, without nominal
(par) value (the "Common Stock") of Laboratorio Chile S.A., a corporation (sociedad anonima abierta) organized under the laws of the Republic of Chile (the "Company"), which shares also trade in the United States in the form of American Depository Shares ("ADSs", each of which represents 20 shares of Common Stock) directly evidenced by American Depository Receipts ("ADRs") (both the shares of Common Stock held in ADR form and those held directly in their local form are collectively referred to as the "Shares"). Unless otherwise indicated, all defined terms used herein shall have the meanings respectively ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended, in pertinent part, as follows:

         (a) The reporting persons no longer have beneficial ownership of any of the Shares.

         (b) The reporting persons have no power to vote or to direct the vote or to dispose or to direct the disposition of any Shares.

         (c) In connection with (i) concurrent tender offers in both the United States and Chile launched by IVAX Corporation, a Florida corporation (the "Bidder") disclosed in the Tender Offer Statement on Schedule TO dated May 31, 2001 and the Prospecto sobre Oferta Publica de Adquisicion de Acciones dated May 31, 2001, to purchase all of the issued and outstanding Shares at a purchase price of $1.25 Net per Share of Common Stock and $25.00 Net per ADS, and (ii) the Agreement to Tender dated May 18, 2001 entered into by each of the reporting persons with the Bidder, the reporting persons tendered all Shares owned by them to the Bidder on and/or prior to June 21, 2001.

         (d) The reporting persons ceased to be beneficial owners of five percent or more of the Shares of the Company on July 2, 2001.

Item 7.  Materials to be Filed as Exhibits

         Exhibit  Description

            1 Joint Filing Statement, dated as of July 12, 2001, between Comercial e Inversiones Portfolio Limitada and Inversiones Portfolio S.A.

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.



July 12, 2001                  COMERCIAL E INVERSIONES
                               PORTFOLIO LIMITADA



                               By:  /s/ Paula Kraushaar Ortiz de Zarate
                                    ----------------------------------------
                                    Name:   Paula Kraushaar Ortiz de Zarate
                                    Title:  Managing Partner




                               INVERSIONES PORTFOLIO S.A.



                               By:  /s/  Paula Kraushaar Ortiz de Zarate
                                    --------------------------------------------
                                    Name:   Paula Kraushaar Ortiz de Zarate
                                    Title:  Chief Executive Officer and Director

                                                                       EXHIBIT 1



                             JOINT FILING AGREEMENT


                  The undersigned hereby agree that the Statement on Schedule 13D dated July 12, 2001 (the "Statement") with respect to shares of common stock, without nominal (par) value (the "Common Stock") of Laboratorio Chile S.A. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended, and further agree that this Joint Filing Agreement be included as an exhibit to the Statement. Each of the undersigned agrees to be responsible for the timely filing of the Statement and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 12th day of July, 2001.



                                    COMERCIAL E INVERSIONES PORTFOLIO
                                    LIMITADA



                                    By:
                                       -----------------------------------------
                                    Name:  Paula Kraushaar Ortiz de Zarate
                                    Title: Managing Partner


                                    INVERSIONES PORTFOLIO S.A.



                                    By:
                                       -----------------------------------------
                                    Name:  Paula Kraushaar Ortiz de Zarate
                                    Title:  Chief Executive Officer and Director